UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

REGAINING COMPLIANCE WITH THE BID PRICE REQUIREMENT

TO CONTINUE LISTING ON NASDAQ

Australian Oilseeds Holdings Limited, a Cayman Islands exempt company (the “Company”), received a letter dated October 29, 2025 (the “Compliance Letter”) from the Staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Compliance Letter informed the Company that it had regained compliance with Nasdaq’s bid price requirement (the “Bid Price Requirement”) in Listing Rule 5550(a)(2) and that the Company is therefore in compliance with the Nasdaq’s listing requirements. Accordingly, the Nasdaq considers the matter closed.

Also on October 29, 2025, Nasdaq issued a letter to inform the Company that the Nasdaq Staff has approved the Company’s pending application to list its Class A Ordinary Shares on The Nasdaq Capital Market (the “Capital Market”). The Company’s securities will be transferred to the Capital Market at the opening of business on October 31, 2025.

“We are pleased that the Company has regained compliance with the Bid Price Requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet the Bid Price Requirement,” stated Mr. Gary Seaton, Chief Executive Officer of the Company.

Exhibits

Exhibit No.	Description

99.1	Nasdaq Letter concerning regaining compliance with Minimum Bid Price Rule
99.2	Nasdaq Approval Letter to list its Class A Ordinary Shares on The Nasdaq Capital Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australian Oilseeds Holdings Limited

Date:	October 29, 2025	By:	/s/ Gary Seaton
		Name:	Gary Seaton
		Title:	Chief Executive Officer and Director